Writer's Direct Dial: (212) 225-2122
E-Mail: rcheck@cgsh.com

December 18, 2006

Mr. John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	NTR Acquisition Co. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-135394 Filed October 2, 2006

Dear Mr. Reynolds:

Dear Mr. Reynolds:

On behalf of NTR Acquisition Co. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 1, 2006, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 3.

John Reynolds, Assistant Director, p. 2

Please note that Amendment No. 3 contains changes throughout the Registration Statement that reflect a 20% decrease in the number of units being issued by the Registrant and a 25% increase in the offering price of such units. However, the total proceeds to the Registrant from the offering will remain unchanged. All information in Amendment No. 3 has also been adjusted to reflect a related recapitalization that was effected on December 15, 2006, in which the Company acquired 1,562,500 of its common shares for retirement and all of the 1.75 million outstanding performance warrants for cancellation (the “recapitalization”) from NTR Partners LLC for nominal consideration of $1.00. This recapitalization was effected to ensure that the shares included in the units being sold to the public in this offering still represent approximately 80% of the Company’s outstanding share capital following consummation of the offering.

Amendment No. 3 also contains changes reflecting the fact that by the date of the offering, NTR Partners LLC will redeem the interests of four of its current members – Buford Ortale, Hendricks Family LLLP, Gilliam Enterprises LLC and Randal Quarles – in exchange for those members’ pro rata share of the initial founders' shares and initial founders' warrants NTR Partners LLC currently holds (and of which those members have acknowledged beneficial ownership). In addition, instead of conducting a private placement of units at the time of the public offering, the Company will conduct a private placement of additional founders’ warrants, and those of the Company’s founders who had been planning to participate in that private placement through a vehicle that was to be formed for that purpose (NTR Investors LLC) have instead decided to participate directly in the private placement. Therefore, references to NTR Investors LLC have been removed throughout the prospectus.

General

1.

We note your responses to comments 1 – 3 of our letter dated September 27, 2006. Please revise to clarify if the individuals who have agreed to indemnify you are jointly and severally or only severally liable for any future liabilities.

Response: The Company has revised the disclosure to clarify that they will be jointly and severally liable. Please see pages 17 and 60 of Amendment No. 3.

2.

In connection with the preceding comment, we note that the indemnification does not cover claims from vendors who have executed a waiver. We note that the execution of the waivers would be controlled by your management. If the waivers end up exposing the trust to liability claims, it would appear that management would be responsible for such event. As such, it is not clear how that exception to the indemnification is in the best interest of investors. Please revise to clarify.

Response: The Company has revised the disclosure to explain why the indemnification does not cover these claims. Please see pages 17 and 60 of Amendment No. 3.

3.

In connection with comment one and in the appropriate sections, please revise to clarify the responsibility of the company to bring actions against the individuals disclosed on page 61 to enforce the indemnification agreement if they either assert that they are not able to cover the

John Reynolds, Assistant Director, p. 3

expenses that would deplete the trust proceeds or that they are not liable under the indemnification agreement.

Response: If these individuals refused to honor their obligations to indemnify the Company, the Company’s directors have a fiduciary duty under Delaware law to protect the Company’s interests and to act in the best interests of its stockholders that would require them to take action, which may include bringing a claim against these individuals to enforce the indemnity. Please see page 60 of Amendment No. 3.

4.	In connection with comment one of this letter, please revise to clarify the party responsible for the cost associated with litigation associated with challenges to the waivers.

Response: The Company has revised the disclosure to clarify. Please see pages 17 and 60 of Amendment No. 3.

Use of Proceeds, page 37

5.

We note your response to comment 12 of our letter dated September 27, 2006. We also note that there can be no assurance that any lender would execute such agreement. Please revise to clarify if that means you would borrow such loans or if you would borrow funds even though you could not obtain a waiver.

Response: The Company has revised the disclosure accordingly. Please see page 35 of Amendment No. 3.

Dilution, page 41

6.

We note your revisions to the various components of the pro forma net tangible book value balance reported in this section. Please provide us with the calculations you used to determine the net proceeds from this offering and private placement equals $238,623,517. Also, reconcile the offering costs of $1,483 presented in this section with the amount of deferred costs shown on the balance sheet.

Response: The Company has recalculated all of the figures in the dilution table as a result of its reacquisition from NTR Partners LLC as of December 15, 2006, of 1,562,500 shares for retirement and all 1,750,000 million performance warrants that had been issued for cancellation (which transactions are referred to in Amendment No. 3 as the “recapitalization” please see, for example, page 1). Therefore, the figures referred to in this comment are no longer relevant and the requested reconciliation is unnecessary. The recapitalization was effected in connection with the 25% increase in unit price and 20% decrease in units being offered described in the introduction to this letter. Please see page 40 of Amendment No. 3 for the revised dilution table.

Proposed Business, page 48

John Reynolds, Assistant Director, p. 4

7.

We note your responses to comments 15 and 16 of our letter dated September 27, 2006. We continue to note that the report provided a broad estimate of the investment needed to convert a refinery so that it is able to refine heavy and sour crude oil. It would appear that such information would be material to investors’ understanding of your business plan even if such broad estimate does not fully constrain you from choosing a target. As such, the broad estimate should be disclosed.

Also, while the credit facility disclosure was removed, we note that the information you provided to Citigroup Global Markets was enough to garner a “proposed” credit facility. The information appears to be material enough to obtain a proposal. Please revise to disclose the information provided to Citigroup or advise if you did not provide any information in addition to what is disclosed in this prospectus.

Response: We have added the Company’s estimate of the investment that might be needed to convert a refinery at page 46 of Amendment No. 3. As explained in our response to comment 7 of your letter dated September 27, 2006, management believes that disclosure of the report's contents could be interpreted as implying a degree of certainty and precision that the report does not possess. However, two independent refining companies (Frontier Oil Corporation and Holly Corporation) have announced projects that the Company believes may be comparable to those that the Company will be evaluating as part of its business plan, and based in part on the information publicly disclosed by those companies and in part on the information in the report, together with management’s industry experience, the Company has made its own estimate for the information of investors.

The Company did not provide Citigroup with any material information in connection with Citigroup’s proposed credit facility other than information that is already included in the prospectus. Citigroup’s obligation to provide any financing under the proposed facility was subject to conditions that included satisfactory completion of a legal, financial and collateral due diligence investigation of the target business and its assets, and the Company believes that these conditions made it unnecessary as a credit matter for Citigroup to obtain additional information at the time it proposed the facility.

8.

We note your response to comment 19 of our letter dated September 27, 2006. We also note the disclosure on page 57 that the “fair market value of a target business or businesses will be determined by” your board. It is not clear why the board would determine the value but not disclose it to investors. Please revise to clearly explain reasoning for obtaining a value for the target(s) but not disclosing it so that shareholders could be fully informed when making an investment decision and voting and/or converting their shares.

Response: The disclosure at page 56 of Amendment No. 3 has been revised to state that the Company will disclose to investors any estimated value of the target that is determined by the board of directors in connection with the initial business combination, as well as any other material information in the Company’s possession regarding the proposed transaction.

John Reynolds, Assistant Director, p. 5

9.

In connection with the preceding comment, if you do not quantify the value of the target(s) for shareholders, please revise to clarify what information shareholders will have to rely upon. Will it be just the statement that the company is worth over 80%? Also, if you do not quantify the value, please revise to clarify if you would provide a recommendation to the shareholders.

Response: The Company has revised the disclosure at page 56 of Amendment No. 3 to clarify that if its board is unable to make a determination as to the value of the target other than that it meets the 80% threshold criterion, stockholders will have to rely solely upon that statement for a quantification of the value of the target business. However, the Company believes its board of directors would be unlikely to propose an initial business combination to the Company’s stockholders if its board is not able to obtain and adequately process enough information about the target business to provide stockholders with an estimated value of that business. The disclosure at page 56 of Amendment No. 3 has been revised to state that the Company expects its board of directors will propose a transaction to the Company’s stockholders only if the transaction has been recommended by the board as fair to and in the stockholders’ best interests, and informed the stockholders of such recommendation.

10.

We note the disclosure on page 57 that if you issue shares and cause the public shareholders to collectively become minority shareholders, you will not be required to “independently opine on whether the transaction is fair to [your] stockholders.” Please clarify if that means the board will not state if the transactions is fair to investors. If not, clarify if the board would then make a recommendation even if it could not address the fairness of the transaction.

Response: Please see the response to comment 9.

11.

We note that the target business you acquire “must have a fair market value equal to at least 80% of your net assets.” Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

Response: The Company has clarified the disclosure to explain that if its initial business combination involves a transaction in which it acquires less than a 100% interest in a target business, the value of the interest that it acquires will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $7.5 million, or $8.625 million if the over-allotment option is exercised in full). Please see, for example, pages 9 and 56 of Amendment No. 3. The Company has also clarified the disclosure to explain how the threshold would be determined if the Company uses a share exchange. Please see page 56 of Amendment No. 3.

John Reynolds, Assistant Director, p. 6

12.	Please revise to identify the parties that have already executed waivers or intend to execute waivers.

Response: The Company has indicated that it has not yet engaged any third parties or asked for or obtained any waiver agreements at this time. Please see, for example, page 17 of Amendment No. 3.

13.

We note the disclosure that the approval of any business combination will require the approval of the majority of the shares voted. As such it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 64-66.

Response: The Company has revised the disclosure to state explicitly that a “non-vote” will have no effect on approval, provided that a quorum is achieved, and to state the relevant notice periods for a stockholders’ meeting under the Company’s bylaws and Delaware law. Please see, for example, pages 8-9 of Amendment No. 3, as well as page 58. The Company has also revised the table accordingly. See page 64 of Amendment No. 3.

14.	Please provide an indication of the individuals/entities that hold ownership interests in NTR Investors, LLC. We may have further comment.

Response: As a result of the recapitalization described in the response to comment 6, there will no longer be a private placement to NTR Investors, LLC, and such an entity will no longer be formed to participate in the offering.

John Reynolds, Assistant Director, p. 7

***************************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2122 or my colleague Carolyn J. Luxemburg at (212) 225-2418. Accounting questions may be directed to Stephen Dabney of KPMG LLP, telephone: (713) 319-2389.

Sincerely,

Raymond B. Check, Esq.

Enclosure

cc:	Mario Rodriguez, NTR Acquisition Co.